May 29, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Attn: Mark Brunhofer and Sharon Blume
100 F Street, N.E.
Washington, D.C. 20549

RE:	eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-33071

Ladies and Gentlemen:

eHealth, Inc. (the “Company”, “we”, “us”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 6, 2020 relating to our Form 10-K for the fiscal year ended December 31, 2019 (File No. 000-33071) originally filed with the Commission on March 2, 2020 (the “2019 Form 10-K”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Member Acquisition, page 50
1.In the footnotes to the table on page 51 you describe how you calculate the variable cost per member presented in the table. You disclose in each instance that the denominator is a derived metric and describe how you calculated that divisor, but do not appear to disclose the rationale behind the computation. For each footnote in the table on page 51, please tell us why you calculate the divisor the way you do. In your response address each component, and tell us why some individual components themselves are divided by either three or four. In addition, tell us your consideration for disclosing this information in your filing or tell us where you disclose it.

We disclose variable cost per approved member in our Form 10-K as a general measure of the effectiveness of our member acquisition investments for the two primary product groups that we sell. We provide one metric for our sale of Medicare Advantage, Medicare Supplement and Medicare Part D Prescription drug plans (collectively, “Medicare Plans”). We provide another metric for the sale of our individual and family plans and short-term health insurance (collectively, “IFP Plans”). Our marketing, advertising and customer care and enrollment expenses are broad investments to acquire Medicare Plan members and IFP Plan members. These investments are generally not targeted to certain specific products within our Medicare Plan business or within our IFP Plan business. Our products within our Medicare Plan and IFP Plan businesses have different constrained life time values (“LTVs”). We believe a way to measure the effectiveness with which we obtain new members with different LTVs is to allocate costs based on the value of the new members acquired. Thus, we allocate more costs to plans with higher LTV’s than we do to plans with a lower LTV.

The numerator used to calculate each metric is the portion of the respective operating expenses for marketing and advertising and customer care and enrollment that is directly related to member acquisition for all Medicare Plans and for all IFP Plans, respectively. The denominator used to calculate each metric is based on a derived metric that represents the relative value of the new members acquired. For Medicare Plans, we call this derived metric Medicare Advantage (“MA”)-equivalent members, and for IFP Plans, we call this derived metric IFP-equivalent members. The calculations for MA-equivalent members and for IFP-equivalent members are based on the weighted number of approved members for Medicare Plans and IFP Plans during the period.

Since we are not able to segregate costs by specific product within the two product groups as much of the costs are not targeted at specific products, we believe that computing variable cost per member by dividing marketing, advertising and customer care and enrollment costs by member, with members adjusted for the relative LTV of the product they are purchasing, is a proxy for determining the efficiency of our selling and marketing efforts. When we started reporting these metrics around the time of our adoption of ASC 606, the LTV of Medicare Part D prescription drug plan approved members was between one-third and one-fourth the LTV of approved members for Medicare Advantage and Medicare Supplement plans. Thus, we weigh a Medicare Part D member to be 25% of a Medicare Advantage member and a Medicare Supplement member to derive MA-equivalent members. The LTV of short term health insurance plan members was between one-half and one-third the LTV of major medical individual and family health insurance plans, so we weigh a short term insurance plan member to be 33% of a major medical individual and family health insurance plan member to derive IFP-equivalent members. We used the greater factor (four for Medicare Part D prescription drug plans and three for short term health insurance plans), which has the effect of increasing the cost per approved member.

In light of this comment, we will revise the disclosure in the footnotes to the metrics in future filings to more specifically indicate why we give more or less weight to certain members in the denominator of the calculation.

Notes to Consolidated Financial Statements
Note 1 - Summary of Business and Significant Accounting Policies Commission Revenue, page 80
2.You disclose here that health insurance carriers are your customers yet you disclose or imply throughout your filing that the policyholders are your customers. In this regard, for example, on page 5 you indicate that you actively market various products to your “Medicare-eligible customers” and to your “individual and family and small business customers” and in your revenue recognition policy note on page 80 you discuss your customer care centers which appear to be accessed by policyholders. Please tell us how the identification of policyholders as customers is consistent with your determination for accounting purposes that the health insurance carriers are your customers. In your response, tell us how this apparent discrepancy is either meaningful to investors or, at a minimum, not confusing.

Similar to other public companies who operate as health insurance agents, we define policyholders as customers in general discussions of our business because individuals who obtain coverage through a health insurance agent are commonly referred to as customers in the health insurance industry. We also routinely called applicants who applied for insurance through our platform, “customers” in our filings with the Commission and marketing materials prior to the adoption of ASC 606. While we use the term “customers” when discussing how we serve individuals who obtain insurance through our platform, health insurance carriers are our “customers” under ASC 606.

ASC 606 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. We enter into written agency contractual agreements with health insurance carriers outlining the payment terms and amount of commission that we earn on each policy sold. We do not have a contract with the applicant who purchases an insurance plan through our websites or call centers. Applicants are not obligated in any way to make payments to us, and we do not receive payments from them. Accordingly, we have concluded that our customers, as prescribed by ASC 606 and for purposes of revenue recognition, are the insurance carriers.

Our 2018 and 2019 Annual Reports on Form 10-K include Critical Accounting Policies and Notes to Consolidated Financial Statements disclosures that clearly state that the insurance carriers are our customers for purposes of ASC 606 and revenue recognition. This concept is described specifically in our 2019 Form 10-K on page 65 in the discussion of Critical Accounting Policies and Estimates, where we state, in part, that “our commission revenue results from approval of an application from health insurance carriers, which we define as our customers…” and also on page 80 where we provide a similar disclosure in the Notes to Consolidated Financial Statements.

These disclosures are clear that under ASC 606 health insurance carriers are our only customers. We believe that investors are not confused by our use of the word “customer” to describe policyholders in general discussions regarding our business due to our specific disclosures relating to health insurance carriers being our customers under ASC 606 and because individuals who obtain coverage through a health insurance agent are commonly referred to as “customers” in the health insurance industry generally. However, in future filings, we will revise our disclosures in our filings with the Commission to make it even clearer that our customers are health insurance carriers from an accounting perspective under ASC 606. Specifically, we will indicate that while we refer to policyholders as our customers, insurance carriers are our customers under ASC 606.

Note 2 - Revenue
Revenue Recognition Based on Estimated Constrained LTV, page 85
3.On page 86 you disclose that you had sufficient additional information with respect to increases in LTVs and estimates of future cash collections related to prior period cohorts to recognize adjustment revenue related to these prior period cohorts in 2019. You then disclose that you recognized $50.8 million of adjustment revenue for Medicare Advantage plans during the fourth quarter of 2019. Please address the following:
•Tell us what additional information surfaced in the fourth quarter of 2019 prompting recognition of additional revenue in that quarter.
•Tell us what enhancements you made to your Medicare Advantage LTV estimation models in the fourth quarter of 2019 that provide greater statistical certainty on expected cash collections. Tell us why you made these enhancements.

As disclosed in our filings with the Commission, we organize approved health insurance applications by the month of the policy effective date and the type of plan in “cohorts”. We calculate revenue by estimating a LTV that is applied to each cohort and is based on three inputs: (1) the rate at which approved members convert to paying members, (2) expected member attrition, and (3) the commission rates we expect to receive per paying member. These inputs into our LTV calculations are based on historical information and are computed for each product offering. Per ASC 606-10-32-5, in determining transaction price, we estimate commission revenue and apply a constraint in accordance with ASC 606-10-32-11, which states that an entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Further, per ASC

606-10-32-14, at the end of each reporting period, an entity shall update the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

In accordance with ASC 606-10-32-14, we regularly review and continue to enhance the predictive accuracy of our processes used to estimate LTVs as we obtain additional data and gain more information on how various factors impact member behavior, including the impact of such behavior on member attrition, and update our models and processes accordingly. Medicare Advantage policies can be active over a relatively long period of time. The collection period for some Medicare Advantage plan members is as long as 12 years, over which commissions are expected to be received. As a result, we update our estimates of LTV on a quarterly basis for all outstanding cohorts to assess whether revenue should be adjusted. Our estimates of LTV are subject to significant volatility and judgment, particularly during the first few years of the life of a cohort. Thus, increases or decreases to the LTV of a cohort in any given period may or may not be indicative of the need to revise the estimated transaction price of renewals from our existing members. Consistent with ASC 606-10-32-8 and 32-9, we also consider all available information and apply judgment in assessing whether the observable inputs will result in an increase or decrease to the LTV of a cohort.

During 2019, we experienced significant fluctuations (both increases and decreases) in the LTVs of certain Medicare Advantage cohorts, particularly earlier period cohorts. There was also significant uncertainty as to the impact of the Medicare Advantage Open Enrollment Period (“OEP”) on member attrition and LTV, including whether prior member behavior would be indicative of future member attrition due to the increasing volume of our members. While LTVs were trending upward for earlier cohorts, we did not recognize the incremental adjustment revenue after considering factors outside of our influence and our experience in the business and industry per the accounting guidance in ASC 606-10-32-11 and 12. Prior to the fourth quarter of 2019, we were not able to conclude that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur.

As background, the Centers for Medicare and Medicaid Services (“CMS”) revived the OEP for the first quarter of 2019. The OEP had not existed for many years before the first quarter of 2019. During the OEP in the first quarter of 2019, Medicare Advantage plan policyholders could change their plans or disenroll from them and return to the original Medicare program outside of the Medicare Annual Enrollment Period that occurs every year during the fourth quarter. The new opportunity to change or disenroll from Medicare Advantage plans during the first quarter of 2019 OEP had a direct impact on member attrition of cohorts that had enrolled prior to 2019. Attrition is an important input in calculating our Medicare Advantage plan LTVs.

Our Medicare Advantage plan members grew at a rapid pace during 2019 and increased by approximately 130,000, or 88%, in 2019 compared to 2018, which required us to invest in better and more scalable tools to support such growth. During 2019, we began evaluating whether historical patterns of member behavior, particularly in light of the newly revived OEP, would be good indicators of future member behavior, particularly with respect to member attrition and its impact on estimated LTVs. With the OEP set to occur again in the first quarter of 2020, we believed there could be more changes to patterns related to member attrition of prior cohorts, since we had observed significant changes to member attrition after the OEP that occurred in the first quarter of 2019.

Due to the expected occurrence of the OEP in the first quarter of 2020, the impact of the 2019 OEP on member attrition, and the significant increase in our Medicare Advantage plan enrollment, we engaged a valuation firm in 2019 to migrate our existing LTV model from Excel to a more powerful tool that was better equipped to handle the current and expected volumes of data from our increased membership levels and to incorporate more robust statistical capabilities to analyze and better estimate LTVs. The enhanced model was built using Python and incorporated a generalized Kaplan–Meier approach, which is a non-parametric statistical model used to estimate member attrition from lifetime data and was completed in December 2019. By the quarter ended December 31, 2019, we also had the benefit of member attrition data that informed us about the impact of the re-adoption of the OEP in the first quarter of 2019, along with enhanced statistical tools, which allowed us to better estimate the impact of the 2020 OEP on member attrition of prior cohorts that was not available earlier. After we adopted the enhanced model in December 2019, we compared the LTVs resulting from the enhanced model to the LTVs from our original Excel model. We found the LTVs to be materially consistent for the prior period cohorts related to the adjustment revenue of $50.8 million, which gave us additional comfort that our estimates of LTVs and application of constraints in prior reporting periods were appropriate.

As a result of the additional data and tools that were available during the fourth quarter of 2019 and after considering the guidance in ASC 606-10-32-11 and 12, we were confident that an increase in the LTVs of the affected cohorts would not result in a significant reversal of previously recognized revenue and recognized the incremental revenue on historical Medicare Advantage plans of $50.8 million.

•Tell us what role, if any, Mr. Robert Hurley took in your revenue recognition practices, in general, and the enhancements identified in the preceding bullet, in particular.

Mr. Robert Hurley was the President, Carrier & Business Development of eHealth from January 2018 until March 1, 2020. He did not play any role in our revenue recognition practices or policy, including the enhancements to the Medicare Advantage LTV estimation model. While our accounting team spoke to Mr. Hurley from time to time about trends in the business because of his role as our President, Carrier & Business Development and his relationship with our health insurance carrier customers, he was not asked about, and did not participate in discussions regarding revenue recognition.

Please direct your questions or comments to me at (650) 210-3162.

Very truly yours,

/s/ Derek N. Yung
Derek N. Yung
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Scott Giesler, Esq., eHealth, Inc.
Patrick J. Schultheis, Esq. and Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Richard Ramko, Partner, Ernst & Young LLP